UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Standard Financial Corp

(Name of issuer)

Common Stock

(Title of class of securities)

853393106

 (CUSIP number)

October 7, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 853393106	Page 2 of 14 Pages

1.	Name of Reporting Person Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 180,000 7. Sole Dispositive Power 8. Shared Dispositive Power 180,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 5.18%
12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 853393106	Page 3 of 14 Pages

1.	Name of Reporting Person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 66,500 7. Sole Dispositive Power 8. Shared Dispositive Power 66,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 1.91%
12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 853393106	Page 4 of 14 Pages

1.	Name of Reporting Person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 1,900 7. Sole Dispositive Power 8. Shared Dispositive Power 1,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.05%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 853393106	Page 5 of 14 Pages

1.	Name of Reporting Person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 9,600 7. Sole Dispositive Power 8. Shared Dispositive Power 9,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,600
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.28%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 853393106	Page 6 of 14 Pages

1.	Name of Reporting Person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 55,000 7. Sole Dispositive Power 8. Shared Dispositive Power 55,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 1.58%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 853393106	Page 7 of 14 Pages

1.	Name of Reporting Person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 23,500 7. Sole Dispositive Power 8. Shared Dispositive Power 23,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.68%
12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 853393106	Page 8 of 14 Pages

1.	Name of Reporting Person SOAM Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 90,000 7. Sole Dispositive Power 8. Shared Dispositive Power 90,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 2.59%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 853393106	Page 9 of 14 Pages

1.	Name of Reporting Person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 180,000 7. Sole Dispositive Power 8. Shared Dispositive Power 180,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 5.18%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.853393106	Page 10 of 14 Pages

Item 1(a).     Name of Issuer:
 Standard Financial Corp

Item 1(b).     Address of Issuer's Principal Executive Offices:
                              2640 Monroeville Boulevard, Monroeville, PA 15146

Item 2(a).     Name of Person Filing:
This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, and (vii) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MO; and as managing member of SOAM Ventures, LLC ("Ventures"), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. ("SCP"), a Delaware limited partnership of which Ventures is the management company.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

Item 2(b).     Address of Principal Business Office:
The address of the principal offices of each of MP, MHF, MHFII, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

Item 2(c).     Citizenship:
Mr. Maltese is a U.S. Citizen.

Item 2(d).     Title of Class of Securities:
                             Common Stock

Item 2(e).     CUSIP Number:
853393106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

SCHEDULE 13G

CUSIP No.853393106	Page 11 of 14 Pages

Item 4.   Ownership.

 (a) and (b)  Based upon an aggregate of 3,478,173 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on October 6, 2010:

(i)	MP beneficially owned 1,900 shares of Common Stock, constituting 0.05% of the shares outstanding.
(ii)	MHF beneficially owned 9,600 shares of Common Stock, constituting approximately 0.28% of the shares outstanding.
(iii)	MHFII beneficially owned 55,000 shares of Common Stock, constituting approximately 1.58% of the shares outstanding.
(iv)	MO beneficially owned 23,500 shares of Common Stock, constituting approximately 0.68% of the shares outstanding.
(v)	SCP beneficially owned 90,000 shares of Common Stock, constituting approximately 2.59% of the shares outstanding.
(vi)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, and as an affiliate of Ventures, management company for SCP, SOAM may be deemed to beneficially own the 1,900 shares owned by MP, the 9,600 shares owned by MHF, the 55,000 shares owned by MHFII, the 23,500 shares owned by MO, and the 90,000 shares owned by SCP, or an aggregate of 180,000 shares of Common Stock, constituting approximately 5.18% of the shares outstanding.
(vii)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF and MHFII, Holdings may be deemed to beneficially own the 1,900 shares owned by MP, the 9,600 shares owned by MHF, and the 55,000 shares owned by MHFII, or an aggregate of 66,500 shares of Common Stock, constituting approximately 1.91% of the shares outstanding.
(viii)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings, SOAM and Ventures, Mr. Maltese may be deemed to beneficially own the 1,900 shares owned by MP, the 9,600 shares owned by MHF, the 55,000 shares owned by MHFII, the 23,500 shares owned by MO, and the 90,000 shares owned by SCP, or an aggregate of 180,000 shares of Common Stock, constituting approximately 5.18% of the shares outstanding.
(ix)	In the aggregate, the Reporting Persons beneficially own 180,000 shares of Common Stock, constituting approximately 5.18% of the shares outstanding.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:

No Reporting Person has sole power to vote or to direct the vote over the shares held by such Reporting Person.

(ii) Shared power to vote or to direct the vote:

MP: 1,900	MO: 23,500	HOLDINGS: 66,500
MHF: 9,600	SCP: 90,000	MR. MALTESE: 180,000
MHFII: 55,000	SOAM: 180,000

SCHEDULE 13G

CUSIP No.853393106	Page 12 of 14 Pages

(iii)	Sole power to dispose or to direct the disposition of:

No Reporting Person has sole power to dispose or to direct the disposition over the shares held by such Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

MP: 1,900	MO: 23,500	HOLDINGS: 66,500
MHF: 9,600	SCP: 90,000	MR. MALTESE: 180,000
MHFII: 55,000	SOAM: 180,000

Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares in excess of their actual beneficial ownership thereof.

Item 5.   Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:  [Exhibit I:  Joint Acquisition Statement, dated as of October 15, 2010.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC,	By:	SOAM Holdings, LLC,
	the sole general partner		the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Director		the sole general partner

		By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings, LLC	By:	/s/ Terry Maltese
Terry Maltese
By:	/s/ Terry Maltese		President
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 15, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC,	By:	SOAM Holdings, LLC,
	the sole general partner		the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Director		the sole general partner

		By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
Terry Maltese
By:	/s/ Terry Maltese		President
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
Managing Member

SK 27061 0001 1138941